BIOPHAN TECHNOLOGIES, INC.
                             150 Lucius Gordon Drive
                                    Suite 250
                         West Henrietta, New York 14586


                                  May 17, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Re:      Biophan Technologies, Inc.
                  Registration Statement on Form S-3
                  File No. 333-130920

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned issuer, Biophan Technologies, Inc. (the "Company"), hereby confirms the oral request made to Mr. Timothy L. Buchmiller of the Commission's Staff on May 12, 2006 and confirmed by e-mail on May 16, 2006, requesting that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended (the "Registration Statement"), be accelerated so that the Registration Statement becomes effective at 4:30 P.M. on May 18, 2006, or as soon thereafter as practicable.

         The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company acknowledges that:

              o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

              o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

              o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                 BIOPHAN TECHNOLOGIES, INC.



                                 By: /s/ Michael L. Weiner
                                     -------------------------------------------
                                          Michael L. Weiner
                                          President and Chief
                                          Executive Officer


cc:    Timothy L. Buchmiller, Esq.
       Russell Mancuso, Esq.